SUB-ITEM 77M: Mergers

Effective as of January 9, 2004, the Fund acquired all of the assets of Credit Suisse Tax Efficient Fund, a series of Credit Suisse Capital Funds
("Tax Efficient Fund") in exchange for shares of the Fund and the assumption by the Fund of Tax Efficient Fund's liabilities. Shares of the Fund were distributed to shareholders of Tax Efficient Fund and Tax Efficient Fund was subsequently dissolved. The Agreement and Plan of Reorganization relating to the transaction was approved at a meeting of the Boards of the Funds held on August 12, 2003. The transaction was approved by shareholders of Tax Efficient Fund on December 19, 2003.